SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D/A*

under the Securities Exchange Act of 1934 **

_________________________

VITRO, S.A. de C.V.

(Name of Issuer)

_________________________

Common Shares, without par value

American Depositary Shares (evidenced by American Depositary Receipts), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"), which each represents one Common Share, without par value

(Title of Class of Securities)

_________________________

928502 30 1

(CUSIP Number)

_________________________

Claudio L. Del Valle

Vitro, S.A. de C.V.

Ave. Ricardo Margain No. 400

Col. Valle del Campestre, 66265

San Pedro Garza Garcia

Nuevo Leon, Mexico

(52) (81) 8863-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_________________________

November 28, 2006

(Date of Event which Requires Filing of this Statement)

_________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. L

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S 240.13d-7(b) for other parties to whom copies are to be sent.

* This statement constitutes Amendment No. 3 of the Report on Schedule 13D of the reporting group consisting of Mr. Sada Gonzalez, Mrs. Cueva de Sada and Mr. Sada Jr.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 928502 30 1

1	Names of Reporting Persons Adrian Sada Gonzalez IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) y' (b) L
3	SEC Use Only
4	Source of Funds (See Instructions) OO, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 7,891,381 common shares *
		8	Shared Voting Power 0
		9	Sole Dispositive Power 7,891,381 common shares *
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,891,381 common shares *
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y'
13	Percent of Class Represented by Amount in Row (11) 2.4%
14	Type of Reporting Person (See Instructions) IN

* Includes 1,157,900 vested options held by Mr. Sada pursuant to Vitro's Stock Option Plan.

CUSIP No. 928502 30 1

1	Names of Reporting Persons Esther Cueva de Sada IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) y' (b) L
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 3,950,176 common shares*
		8	Shared Voting Power 9,878,494 common shares*
		9	Sole Dispositive Power 3,950,176 common shares*
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,828,670 common shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y'
13	Percent of Class Represented by Amount in Row (11) 4.2%
14	Type of Reporting Person (See Instructions) IN

* Mrs. Esther Cueva de Sada directly beneficially owns 3,950,176 common shares of Vitro, and jointly with Mr. Adrian Sada Cueva shares the voting rights in respect of 9,878,494 common shares of Vitro held in Trust No. 7885-6. In accordance with the terms and conditions of the trust agreement dated December 23, 1997, entered by and between Banca Serfin, S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, and Mr. Adrian Sada Gonzalez, the trustee acting through the beneficiaries of the trust (Mr. Adrian Sada Cueva and Mrs. Esther Cueva de Sada) or by whom they may designate, shall exercise the voting rights attributable to the shares. The trustee will transfer the shares to Mr. Adrian Sada Cueva and Mrs. Esther Cueva de Sada, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

CUSIP No. 928502 30 1

1	Names of Reporting Persons Adrian Sada Cueva IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) y' (b) L
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,347,786 common shares*
		8	Shared Voting Power 9,878,497 common shares*
		9	Sole Dispositive Power 2,347,786 common shares*
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,226,283 common shares *
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y'
13	Percent of Class Represented by Amount in Row (11) 3.7%
14	Type of Reporting Person (See Instructions) IN

* Mr. Adrian Sada Cueva directly beneficially owns 2,347,786 common shares of Vitro, and jointly with Mrs. Esther Cueva de Sada shares the voting rights in respect of 9,878,497 common shares of Vitro held in Trust No. 7885-6. In accordance with the terms and conditions of the trust agreement dated December 23, 1997, entered by and between Banca Serfin, S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, and Mr. Adrian Sada Gonzalez, the trustee acting through the beneficiaries of the trust (Mr. Adrian Sada Cueva and Mrs. Esther Cueva de Sada) or by whom they may designate, shall exercise the voting rights attributable to the shares. The trustee will transfer the shares to Mr. Adrian Sada Cueva and Mrs. Esther Cueva de Sada, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

Item 1. Security and Issuer.

This report on Schedule 13D relates to common shares, without par value (the "Shares"), of Vitro, S.A. de C.V., a corporation incorporated under the laws of the United Mexican States ("Vitro"). This report on Schedule 13D constitutes Amendment No. 3 to the report on Schedule 13D filed with the Commission by the reporting group consisting of Mr. Sada Gonzalez, Mrs. Cueva de Sada and Mr. Adrian Sada Jr. (the "Reporting Group") on June 5, 2002 (the "Reporting Group 13D"). The Shares are listed on the New York Stock Exchange in the form of American Depositary Shares ("ADSs"), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"). Each CPO represents one Share. The address of Vitro's principal executive offices is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

Item 2. Identity and Background.

(a), (b), (c), (f) This Schedule 13D is being jointly filed as a group by (i) Mr. Adrian Sada Gonzalez, a citizen of the United Mexican States ("Mr. Sada"), (ii) Mrs. Esther Cueva de Sada, a citizen of the United Mexican States ("Mrs. Sada") and (iii) Mr. Adrian Sada Cueva, a citizen of the United Mexican States ("Mr. Sada Jr.") (collectively, the "Reporting Group"). Mr. Sada and Mrs. Sada are husband and wife and Mr. Sada Jr. is their son. Mr. Sada, Mrs. Sada and Mr. Sada Jr. own directly the following numbers of Shares, respectively: 7,891,381; 3,950,176 and 2,347,786. In addition, on December 23, 1997, Mr. Sada and Banca Serfin S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, entered into a trust agreement (the "Family Trust") pursuant to which the trustee currently holds 9,878,494 Shares transferred to the Family Trust by Mr. Sada. In accordance with the terms and conditions of the Family Trust, the trustee acting through the beneficiaries of the trust (Mr. Sada Jr. and Mrs. Sada) or by whom they may designate, exercises the voting rights attributable to the shares, and will transfer the shares held in trust to the beneficiaries, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

Mr. Sada has been a member of the Board of Directors of Vitro since 1984. Mr. Sada is currently the Chairman of the Board of Directors of Vitro, a member of the Boards of Alfa, S.A. de C.V., Gruma, S.A. de C.V., Cydsa, S.A. de C.V., Regio Empresas, S.A. de C.V., the Latin American Executive Board for the Wharton School of Finance, the Mexican Businessmen Council, the Consejo de Industriales de Nuevo Leon. In addition, Mr. Sada is also President of Vitro's Finance and Planning Committee. Mrs. Sada has no present occupation; Mr. Sada Jr. is the Director of the automotive sector of Vitro's Flat Glass business unit. The business address of Mr. Sada, Mrs. Sada and Mr. Sada Jr. is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico.

(d), (e) During the last five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December, 2002, 2003, 2004 and 2005, Mr. Sada received 500,000; 500,000; 1,000,000 and 500,000 Shares, respectively, as a gift from his father and his mother (Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada).

On January 1, 2003, 251,358 Shares held in trust (the "Trust Shares") in connection with a stock grant by Vitro to Mr. Sada as part of his compensation as Chairman of the Board of Directors of Vitro were transferred to Mr. Sada upon the expiration of the lock-up period established in the trust agreement.

Additionally, from August 15, 2002 to December 31, 2004 1,327,800 options issued to Mr. Sada vested pursuant to Vitro's Stock Option Plan, as a result of which Mr. Sada held a total of 1,707,900 vested options. On December 26, 2004, Mr. Sada exercised 687,500 of his vested options and received Shares with a market value as of such date equal to the difference between the exercise price of such options and the market price of the Shares. As a result of such exercise, Mr. Sada received 234,431 Shares.

During 2006, 137,500 options issued to Mr. Sada pursuant to Vitro's Stock Option Plan became vested, as a result of which Mr. Sada held a total of 1,157,900 vested options.

In October 27, 2006, Mr. Sada, Mrs. Sada and Mr. Sada Jr. exercised rights to subscribe for an aggregate amount of 6,819,852 of newly issued ordinary shares at the price of 8.75 pesos per share. The rights to subscribe for ordinary shares were executed through the Mexican Stock Exchange ("Bolsa Mexicana de Valores") and in private transactions.

Item 4. Purpose of Transaction.

The Shares that are the subject of this Amendment No. 3 to Schedule 13D are the 500,000 Shares received by Mr. Sada as a gift from his parents, the 137,500 options held by Mr. Sada pursuant to Vitro's Stock Option Plan that vested and the 6,819,852 shares that Mr. Sada, Mrs. Sada and Mr. Sada Jr., acquired of the newly issued ordinary shares.

The Shares that are the subject of this Amendment No. 3 to Schedule 13D were acquired by Mr. Sada for investment purposes.

No member of the Reporting Group has any current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

Any member of the Reporting Group may acquire additional Shares (or ADSs), dispose of some or all of their Shares (or ADSs) or consider entering into corporate transactions involving Vitro. The future activities of any member of the Reporting Group with respect to the Shares (or ADSs) will depend upon, among other things, capital availability and requirements and the market price of the Shares (or ADSs).

Item 5. Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages to this Amendment No. 3 to Schedule 13D are hereby incorporated by reference. Mr. Sada beneficially owns 7,891,381 Shares consisting of 6,733,481 Shares he owns directly and the remaining 1,157,900 vested options held by Mr. Sada pursuant to Vitro's Stock Option Plan.

Mrs. Sada directly beneficially owns 3,950,176 Shares and, jointly with Mr. Sada Jr., indirectly beneficially owns the 9,878,494 Shares held in the Family Trust. Mr. Sada Jr. directly beneficially owns 2,347,786 Shares and jointly with Mrs. Sada indirectly beneficially owns the 9,878,494 Shares held in the Family Trust. Mr. Sada, Mrs. Sada and Mr. Sada Jr. beneficially own, as a group, an aggregate of 24,067,837 Shares, which represents 7.2% of the total outstanding Shares.

Mr. Sada's parents, Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada, together with Mr. Sada's siblings, Mr. Federico Sada Gonzalez, Ms. Alejandra Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte, their spouses and children own an aggregate of 81,749,651 Shares, representing 24.6% of the total outstanding Shares. Mr. Adrian Sada Trevino is the Honorary Chairman of the Board of Directors of Vitro. Mr. Federico Sada Gonzalez is currently the Chief Executive Officer of Vitro and a member of the Board of Directors of Vitro. The members of the Reporting Group disclaim beneficial ownership of the Shares owned by Mr. Sada's parents and his siblings and their spouses and children.

(b) Rows (7) through (10) of the cover pages to this Amendment No. 3 to Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) There were no transactions in the Shares that were effected during the past sixty days by any member of the Reporting Group, except as described in this Amendment No. 3 to Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by any member of the Reporting Group as a direct beneficial owner, except as described in this Amendment No. 3 to Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Amendment No. 3 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of Vitro, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

Not applicable to this Amendment No. 3 to Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2006

by /s/ Adrian Sada Gonzalez
Adrian Sada Gonzalez

by /s/ Esther Cueva de Sada
Esther Cueva de Sada

by /s/ Adrian Sada Cueva
Adrian Sada Cueva